SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13E-3/A
Admendment No. 3

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

Fansteel Inc.
(Name of the Issuer)

Fansteel Inc.
Brian F. Cassady
Curtis J. Zamec, II
Leonard M. Levie
Greenwich Investment Company, LLC
(Name of Person(s) Filing Statement)

Common Stock, Par Value, $0.01
(Title of Class of Securities)

307260205
(CUSIP Number of Class of Securities)

Curtis J. Zamec, II
President and Chief Executive Officer
1746 Commerce Road
Creston, Iowa 50801
(641) 782-8521 x111
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

With Copies To:
Joseph J. Selinger, Jr., Esq.
Tobin, Carberry, O'Malley, Riley & Selinger, P.C.
P.O. Box 58
New London, CT  06320

This statement is filed in connection with (check the appropriate box):

a.  ☐  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  ☐  The filing of a registration statement under the Securities Act of 1933.
c.  ☐  A tender offer.
d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee
Transaction Value $161,000		Amount of Filing Fee** $8.98

*      For purposes of calculating the fee only. This amount assumes the acquisition of 350,813 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $0.46 per share.

**    The filing fee equals $161,000 x 0.00005580 as determined by Rule 0-11(b)(1).

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing. ☐

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), by Fansteel Inc. (the "Company" or "we", "us" or "our"), a Delaware corporation, and its affiliates, Brian F. Cassady, Curtis J. Zamec, II, Leonard M. Levie and Greenwich Investment Company, a Wyoming limited liability company which is wholly owned and controlled by Mr. Leonard M. Levie.  We sometimes refer herein to such affiliates collectively as the "Filing Affiliates" and refer to the Company and the Filing Affiliates as the "Filing Persons".

Our board and three of our principal shareholders, Mr. Cassady, Mr. Zamec and Greenwich Investment Company, LLC, who collectively hold approximately 70% of our outstanding shares of Common Stock and votes attributable thereto, have by written consent, as allowed by our bylaws and Delaware law, approved a proposal to effect a 1-for-7,500 reverse stock split of our common stock (the "Reverse Split).  As a result of this Reverse Split:

(a)           each stockholder owning fewer than 7,500 of our shares of Common Stock immediately before the Reverse Split will receive $0.46 in cash, without interest, for each share owned by such stockholder immediately prior to the Reverse Split and will no longer be a stockholder; and

(b)           each stockholder holding 7,500 or more of our shares of Common Stock immediately before the effective time of the Reverse Split will receive one share for each 7,500 shares held before the Reverse Split and, in lieu of any fractional shares following the Reverse Split, will receive $0.46 in cash, without interest, for any shares held immediately before the Reverse Split that result in the fraction.  Based upon our analysis, we expect to pay approximately $161,000 to our stockholders in the aggregate in connection with the Reverse Split.

The primary effect of the Reverse Split will be to reduce our total number of approximately 700 record holders below 300 persons by fully cashing out any shareholders with less than 7,500 shares.  This will allow us to suspend our reporting obligations arising in connection with our Common Stock under the Exchange Act.  In addition, because we have a number of small lot and odd lot shareholders, we may, from time to time, enter into separate, privately negotiated, transactions with various small lot shareholders to purchase such small lot shares.

This Schedule 13E-3 is being filed by the Filing Persons with the SEC pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder on the same day as our filing of an Information Statement on Schedule 14C ("Information Statement"), filed under Regulation 14C of the Exchange Act. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Information Statement of the information required to be included in response to such Items in this Schedule 13E-3. The analysis, conclusions and the information contained in the Information Statement, including all schedules, exhibits, appendices and annexes thereto are hereby expressly adopted and incorporated herein by reference by each Filing Person, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the schedules, exhibits, appendices and annexes thereto. All information contained in this Schedule 13E-3 concerning the Company and its Filing Affiliates has been supplied by the Company and its respective Filing Affiliates, as applicable.

As of the date hereof, the Information Statement is in preliminary form and is subject to completion and amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the Information Statement.

Item 1. SUMMARY TERM SHEET

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT."

Item 2. SUBJECT COMPANY INFORMATION

(a)   Name and Address.

The Company is a Delaware corporation and its contact information is as follows:

Fansteel Inc.
1746 Commerce Road
Creston, Iowa 50801
(641) 782-8521 x111

(b)           Securities.

As of October 1, 2009, there were 3,420,000 shares of common stock, par value $0.01, issued and outstanding (the "Common Stock").

(c)           Trading Market and Price.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference: "VOTING SECURITIES - Market Price of Our Common Stock."

(d)           Dividends.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference: "VOTING SECURITIES - Dividends."

(e)           Prior Public Offerings.

There has been no underwritten public offering of the subject securities for cash during the past three years.

(f)            Prior Stock Purchases.

Mr. Cassady acquired his shares in February and March 2008 at prices ranging from $0.08 to $0.16 per share with an average price of $0.08 per share. Mr. Levie, through Greenwich Investment Company, LLC, acquired his 1,039,163 shares in April 2008 at a price of $0.10 per share. Mr. Zamec acquired 32,100 of his shares in March 2008 at prices ranging from $0.35 to $1.00 with an average price of $0.46 per share, and 321,489 of his shares in April and May 2008 at prices ranging from $0.35 to $1.25 with an average price of $0.79 per share.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference: "VOTING SECURITIES - Stock Purchases."

Item 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a)	Name and Address.

(i)	Fansteel Inc.
1746 Commerce Road
Creston, Iowa 50801
(641) 782-8521

(ii)	Brian F. Cassady
510 Ocean Drive, Suite 501
Miami Beach, Florida 33139
(216) 577-1338

(iii)	Curtis J. Zamec, II
1746 Commerce Road
Creston, Iowa 50801
(641) 782-8521 x111

(iv)	Leonard M. Levie
c/o Greenwich Investment Company, LLC
1465 East Putnam Avenue, Suite 229
Greenwich, Connecticut 06870
(203) 952-9212

(v)	Greenwich Investment Company, LLC
1645 East Putnam Avenue, Suite 229
Greenwich, Connecticut 06870
(203) 952-9212

The executive officers of the Company are:

Name	Position
Curtis J. Zamec, II	President and Chief Executive Officer
Earl F. White	Vice President Finance and Administration, Chief Financial Officer
Robert R. Compernolle	Vice President Finance and Corporate Controller

(b)           Business and Background of Entities.

Greenwich Investment Company, LLC is a Wyoming limited liability company that is wholly owned and controlled by Leonard M. Levie.  Greenwich Investment Company, LLC has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)           Business and Background of Natural Persons.

(i)
Curtis J. Zamec, II.  Mr. Zamec was appointed President and Chief Executive Officer of Fansteel, Inc. on June 1, 2009.  Mr. Zamec served as Chief Operating Officer of Fansteel, Inc. from September 2, 2008 to his current appointment.  From 2008 to present, Mr. Zamec has been and continues to be the sole owner and member of Prism Industrial, LLC. Prism Industrial is a specialty consulting firm that works with manufacturing companies to achieve a sustainable step change in customer, operational and financial performance.  Mr. Zamec's previous executive experience includes positions from 2004 to 2008 with Rexnord Industries, LLC located in Milwaukee, Wisconsin.  At Rexnord, Mr. Zamec was President - North America Commercial and Global Product Services and prior to that President - Coupling Business Group.  From 1997 to 2004, Mr. Zamec held various positions with The Timken Company, where his final position was General Manager, Timken de Mexico in Mexico City, Mexico. Mr. Zamec received a B.A. from the University of Minnesota in 1991.  Mr. Zamec has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(ii)
Brian F. Cassady.  From 2007 to present, Mr. Cassady has been and continues to be President of 510 Ocean Drive Advisors, Inc. (d.b.a. "Black Management Advisors") which is located at 510 Ocean Drive, Suite 501, Miami Beach, Florida 33139.  Black Management Advisors is primarily engaged in the business of providing financial and operational turnaround, restructuring and interim management services to troubled companies. Prior to founding Black Management Advisors in 2007, Mr. Cassady was a Director in the Turnaround and Restructuring Services practice of AlixPartners LLC in Southfield, Michigan from August 2002 until June 2007. Mr. Cassady received an MBA from the Harvard Business School in 1995 and a B.S. in Business Administration from Indiana University in 1989.  Mr. Cassady has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(iii)
Leonard M. Levie.  Since 2008 to present, Mr. Levie has been the sole owner and executive officer of Greenwich Investment Company, LLC, in Greenwich, Connecticut, which is the owner of 30.29% of common stock of Fansteel, Inc.  Located in Greenwich, Connecticut, Mr. Levie also performs consulting activities and owns equity interests in various private manufacturing companies.  Since 1996, Mr. Levie has served as managing director of American Industrial Acquisition Corporation, a Delaware corporation, whose primary business is located in Greenwich, Connecticut and is the company through which Mr. Levie evaluates and funds various investment opportunities.  Mr. Levie has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(iv)
Earl F. White.  Mr. White was appointed Vice President and Chief Financial Officer of Fansteel Inc. effective March 4, 2009. Mr. White joined the Company's finance department on November 16, 2008.  Prior to joining Fansteel, Inc., Mr. White was Controller of Acument Global Technologies located in Decorah, Iowa from 2007 to 2008. Acument manufactures fasteners for a wide range of applications. From 1998 to 2007, Mr. White worked in finance at Enduro Systems, Inc. first  in Omaha, Nebraska, where he served as Controller from 1998 to 2003, and then in Houston, Texas as Chief Financial Officer from 2003 to 2007. Enduro Systems manufactures fiberglass products used in harsh environments and material handling equipment. Mr. White earned an MBA at the University of Nebraska and a BA in accounting from Iowa Wesleyan College. Mr. White is a Certified Management Accountant.  Mr. White has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(v)
Robert R. Compernolle. Mr. Compernolle has been Vice President Finance and Corporate Controller since March 4, 2009.  Mr. Compernolle has been with the Company since 1982 and was appointed interim Vice President and Chief Financial Officer on November 1, 2008 until Mr. White’s appointment. Previous Company roles included Director of Tax and Audit since 1993.  Mr. Compernolle has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each Filing Person adopts the analysis, conclusion and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Change in Control and Description and Interest of Certain Persons in Matters to be Acted Upon" and "ELECTION OF DIRECTORS – Director Nominees."

Item 4. TERMS OF THE TRANSACTION

(a)(2)      Material Terms.

Each Filing Person adopts the analysis, conclusion and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT," and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT."

(c)           Different Terms.

Each Filing Person adopts the analysis, conclusion and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT," and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT."

(d)           Appraisal Rights.

No appraisal or dissenters' rights are available under the Delaware General Corporation Law to any of our stockholders who may dissent from the Reverse Split.  There may exist other rights or actions under Delaware law or federal and state securities laws for stockholders who can demonstrate that they have been damaged by the Reverse Split.  Although the nature and extent of such rights or actions are uncertain and may vary depending on factors or circumstances, stockholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate directors and officers and to the fairness of corporate transactions.

(e)           Provisions of Unaffiliated Security Holders.

No provisions have been made in connection with the Reverse Split to grant unaffiliated shareholders access to our corporate files or to obtain counsel or appraisal services at our expense.  Stockholders, however, have certain rights under Delaware law to inspect our books and records.

(f)            Eligibility for Listing or Trading.

Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)           Transactions.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Changes in Control and Description and Interests of Certain Persons in Matters to Be Acted Upon."

(b)           Significant Corporate Events.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Changes in Control and Description and Interests of Certain Persons in Matters to Be Acted Upon."

(c)           Negotiations or Contacts.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Changes in Control and Description and Interests of Certain Persons in Matters to Be Acted Upon."

(e)           Agreements Involving the Subject Company's Securities.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT – Past Transactions - Changes in Control and Description and Interests of Certain Persons in Matters to Be Acted Upon."

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)           Use of Securities Acquired.

The shares purchased by us will be retired and returned to the status of authorized but unissued shares.

(c)           Plans.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT," and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT."

Item 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS IN A GOING–PRIVATE TRANSACTION

(a)           Purposes.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT" and "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT - Purposes and Reasons, Alternatives and Effects of the Reverse Split - Purposes and Reasons."

(b)           Alternatives.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference: "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT - Purposes and Reasons, Alternatives and Effects of the Reverse Split - Alternatives."

(c)           Reasons.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT" and "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT - Purposes and Reasons, Alternatives and Effects of the Reverse Split - Purposes and Reasons."

(d)           Effects.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT - Description of the Reverse Split," "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT," and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT."

Item 8. FAIRNESS OF THE GOING - PRIVATE TRANSACTION

(a)           Fairness.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," and "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT - Fairness of the Reverse Split."

(b)           Factors Considered in Determining Fairness.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," and "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split."

(c)           Approval of Security Holders.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split" and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Change in Control and Description and Interest of Certain Persons in Matters to be Acted Upon, Voting Securities and Voting Information."

(d)           Unaffiliated Representative.

Our Board of Directors has not retained an unaffiliated representative to act solely on behalf of our shareholders.  Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference: "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split."

(e)           Approval of Directors.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split," and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Change in Control and Description and Interest of Certain Persons in Matters to be Acted Upon."

(f)            Other Offers.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference: "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split."

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)           Report, Opinion or Appraisal.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference:  "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split and Reports, Opinions, Appraisals and Negotiations."

(b)           Preparer and Summary of the Report, Opinion or Appraisal.

Not Applicable.

(c)           Availability of Documents.

Not Applicable.

Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)           Source of Funds.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Sources and Amounts of Funds."

(b)           Conditions.

There are no material conditions to financing. There are no alternative financing arrangements to the sources described in "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Sources and Amounts of Funds."

(c)           Expenses.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following captions all of which are incorporated herein by reference: "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Sources and Amounts of Funds."

(d)           Borrowed Funds.

Not Applicable.

Item 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)           Securities Ownership.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference:  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Changes in Control and Description and Interest of Certain Persons in Matters to be Acted Upon," "VOTING SECURITIES" and "VOTING INFORMATION."

(b)           Securities Transactions.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference: "VOTING SECURITIES - Stock Purchases."

Item 12. THE SOLICITATION OR RECOMMENDATION

Not applicable.

Item 13. FINANCIAL STATEMENTS

(a)           Financial Information.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference: "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - FINANCIAL INFORMATION - Historical Financial Information."

(b)           Pro forma Information.

Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference: "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - FINANCIAL INFORMATION - Summary Financial Information and Certain Financial Effects of the Reverse Split."

Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)           Solicitations or Recommendations.

Not applicable.

(b)           Employees and Corporate Assets.

Mr. Zamec, our President and Chief Executive Officer, has had and will continue to have primary responsibility for implementing and completing the Reverse Split.  Each Filing Person adopts the analysis, conclusions and the information set forth in the Information Statement under the following caption all of which are incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Sources and Amounts of Funds."

Item 15. ADDITIONAL INFORMATION

(b)           Other Material Information.

Each Filing Person adopts the analysis, conclusions and the information contained in the Information Statement, including all exhibits attached thereto, all of which are incorporated herein by reference.

Item 16.  EXHIBITS

(a)(i)        Information Statement on Schedule 14C including all exhibits attached thereto, filed by us with the SEC on October __, 2009 (incorporated herein by reference) (the "Information Statement").

(d)           Form of instructions and transmittal letters to stockholders for delivery of stock certificates and payment of Cash-Out price.

(f)            Statement describing appraisal rights and other proceedings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Fansteel Inc.
By:
October 23, 2009		Curtis J. Zamec, II President and Chief Executive Officer

October 23, 2009		Brian F. Cassady

October 23, 2009		Curtis J. Zamec, II

October 23, 2009		Leonard M. Levie
Greenwich Investment Company, LLC
By:
October 23, 2009		Leonard M. Levie Its President

EXHIBIT INDEX

Exhibit
Number	Description

(a)(i)	Information Statement on Schedule 14C including all exhibits attached thereto, filed by us with the SEC on October __, 2009 (incorporated herein by reference) (the "Information Statement").
(d)	Form of instructions and transmittal letters to stockholders for delivery of stock certificates and payment of Cash-Out price.
(f)	Statement describing appraisal rights and other proceedings.